Exhibit 99.3

EXECUTION VERSION

12 May 2024

PHARMACEUTICAL INVESTMENT COMPANY

and

CENTOGENE N.V.

_______________________________________

SHARE PURCHASE AGREEMENT

related to

GENOMICS INNOVATIONS COMPANY LIMITED

_______________________________________

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

THIS AGREEMENT is made on 12 May 2024.

BETWEEN

(1)	PHARMACEUTICAL INVESTMENT COMPANY, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia, with commercial registration number 1010698585, having its registered address located at Alra’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, KSA (the “Purchaser”); and

(2)	CENTOGENE N.V., a public company (naamloze vennootschap) organized under the laws of the Kingdom of the Netherlands and registered with the Chamber of Commerce (Kamer van Koophandel) under registration number 72822872, having its head office address at Am Strande 7, 18055 Rostock, Germany (the “Seller”),

the Seller and the Purchaser are collectively referred to as the “Parties” and each individually as a “Party”.

WHEREAS

(A)	The Seller owns Shares representing twenty per cent. (20%) of the issued and outstanding share capital of the Company.

(B)	The Seller wishes to sell the Sale Shares and the Purchaser wishes to acquire the Sale Shares on and subject to the terms of this Agreement.

IT IS AGREED THAT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context requires otherwise:

“Affiliate” means, in relation to any Person (the “relevant Person”):

(a)	any Person, fund or other entity Controlled by the relevant Person (whether directly or indirectly);

(b)	any Person, fund or other entity Controlling (directly or indirectly) the relevant Person;

(c)	any Person, fund or other entity Controlled (whether directly or indirectly) by any Person Controlling the relevant Person; and

(d)	if applicable, such Person’s Immediate Family Members,

provided that, notwithstanding anything to the contrary contained herein:

(i)	in respect of any Shareholder and/or its other Affiliates, neither the Company nor any of its Controlled Affiliates shall be deemed an Affiliate of such Shareholder and/or its other Affiliates;

(ii)	in respect of the Purchaser, only entities Controlled by the Purchaser shall be deemed a Purchaser Affiliate; and

(iii)	in respect of the Company, only entities Controlled by the Company shall be deemed Affiliates of the Company.

“Amended and Restated Articles” has the meaning given in Clause 4.1(b)(i);

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

“Bank Account” means the Seller’s Bank Account as follows:

Bank name: [*****]

Bank address: [*****]

Bank code: [*****]

Bank account: [*****]

IBAN: [*****]

BIC/SWIFT: [*****]

Currency: USD

Account holder: Centogene GmbH;

“Business” means the business of the Company from time to time;

“Business Day” means a day (other than a Friday or a Saturday) when banks in the Kingdom are open for the transaction of normal business;

“Call Price” has the meaning given in Clause 6.2;

“Company” means Genomics Innovations Company Limited, a limited liability company incorporated under the laws of the Kingdom of Saudi Arabia, with commercial registration number 1010953283 and having its registered office at 6651, 3936 Riyadh, P.O. Box 12382, Riyadh, Kingdom of Saudi Arabia;

“Completion” means completion of the notarization of the Amended and Restated Articles in accordance with Clause 5 and Schedule 1;

“Completion Date” means the date on which Completion takes place;

“Condition” means the condition set out in Clause 4.1;

“Consideration” has the meaning given in Clause 3.1;

“Control” means, in relation to any Person (being the “Controlled Person”), being:

(a)	entitled to exercise, or control the exercise of (directly or indirectly) more than fifty percent (50%) of the voting power at any general meeting of the shareholders, members or partners or other equity holders (and including, in the case of a limited partnership, of the limited partners of) in respect of all or substantially all matters falling to be decided by resolution or meeting of such Persons;

(b)	entitled to appoint or remove:

(i)	directors on the Controlled Person’s board of directors or its other governing body (or, in the case of a limited partnership, of the board or other governing body of its general partner) who are able (in the aggregate) to exercise more than fifty percent (50%) of the voting power at meetings of that board or governing body in respect of all or substantially all matters;

(ii)	any managing member of such Controlled Person; and/or

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

(iii)	in the case of a limited partnership, its general partner; or

(c)	entitled to exercise a dominant influence over the Controlled Person (otherwise than solely as a fiduciary) by virtue of the provisions contained in its constitutional documents or pursuant to an agreement with other shareholders, partners or members of the Controlled Person, and “Controlled” or “Controlling” shall be construed accordingly.

“Disclosing Party” has the meaning given in Clause 11;

“Dispute” has the meaning given in Clause 22.2.

“Disputing Parties” has the meaning given in Clause 22.2.

“Employee” means any individual employed by the Company as at the date of this Agreement and/or the Completion Date;

“Employment Dispute” has the meaning given in paragraph 8.2 of Schedule 2;

“Encumbrance” means any interest or equity of any person (including any right to acquire, option, right of first refusal or right of pre-emption), any mortgage, charge, pledge, lien, restriction, assignment, hypothecation, security interest (including any created by Law), title retention or other agreement or arrangement the effect of which is the creation of any security, or any other interest, equity or other right of any person;

“Governmental Authority” means any (i) international, supranational, national, federal, provincial, regional, central, state, county, municipal or local government entity or any person exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government; (ii) public international organisation; or (iii) agency, division, bureau, department, or other political subdivision of any government, entity, or organisation described in the foregoing (i) or (ii) of this definition, but in each case, excluding, for the avoidance of doubt, the Purchaser and any of its Holding Companies or Subsidiaries;

“JVA” means the Joint Venture Agreement executed by the Purchaser and the Seller, dated 26 June 2023, and as amended by the Variation Agreement dated 23 October 2023;

“Kingdom” means the Kingdom of Saudi Arabia;

“Law” or “Laws” means applicable national and local laws as well as ministerial decisions and decrees, legislation, statutes, constitutions, rules, regulations, guidelines, ordinances, codes, policies, decrees, directives, judgments, circulars, decisions, resolutions, orders, determinations, declarations, rules of common law and licences (including all laws relating to import and export of goods and services, electronic communications and electronic communications apparatus, wireless telegraphy and wireless telegraphy apparatus), treaties, conventions and other agreements between states, or between states and other supranational bodies, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time, including any judicial or administrative interpretation thereof including the rules of any relevant securities exchange;

“Longstop Date” has the meaning given in Clause 4.2;

“Losses” means all costs, losses, liabilities, damages, claims, demands, proceedings, expenses, penalties and reasonable legal and other professional fees, excluding any direct or indirect loss of profit, loss of reputation, loss of goodwill and any indirect or consequential losses;

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

“Material Adverse Effect” means any change, event, effect, state of facts or occurrence arising after the date of this Agreement that, individually or in the aggregate with any other change, event, effect, state of facts, or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the assets, liabilities, results of operations, financial condition or business of Seller and its Controlled Affiliates taken as a whole, or (b) the ability of Seller and its Controlled Affiliates to perform its obligations in connection with the transactions contemplated by the Transaction Documents, in the case of each of (a) and (b), excluding any effect resulting from (A) any failure, in it of itself, by Seller to maintain compliance with the minimum bid price, minimum stockholders’ equity or minimum market value of publicly-held securities requirement of The Nasdaq Stock Market LLC (it being understood that the facts or causes underlying or contributing to such failure, including, without limitation, any decline in stockholders’ equity, may be considered in determining whether a Material Adverse Change has occurred unless otherwise excluded pursuant to any of the other clauses of this definition) or any delisting of the Seller from Nasdaq (or any determination by Nasdaq to so delist the Seller) or (B) any “going concern” or similar qualification in the audit report prepared in connection with the financial statements for the Seller and its Controlled Affiliates.

“Material Contract” means any agreement or arrangement to which the Company is a party or is bound and which is of material importance to the business, assets, liabilities, income, expenditure or operations of the Company;

“MoC” means the Ministry of Commerce of the Kingdom;

“Party” has the meaning given in the preamble;

“Purchaser” has the meaning given in the preamble;

“Purchaser Warranties” means the warranties set out in Schedule 3;

“Receiving Party” has the meaning given in Clause 11;

“Representatives” has the meaning given in Clause 11;

“Sale Shares” means the sixteen thousand (16,000) shares of a thousand Saudi Arabian Riyals (SAR 1000) par value each in the capital of the Company, representing sixteen per cent. (16%) of the Shares, all of which have been issued and are fully paid;

“SBC” means the Saudi Business Center of the Kingdom;

“SCCA” has the meaning given in Clause 22.3;

“Seller” has the meaning given in the preamble;

“Seller Call Option” has the meaning given in Clause 6.1;

“Seller Call Option Completion” has the meaning given in Clause 6.3;

“Seller Call Option Notice” has the meaning given in Clause 6.1;

“Seller Call Option Shares” has the meaning given in Clause 6.1;

“Seller Group” means the Seller and each of its Affiliates;

“Seller Warranties” means the warranties set out in Schedule 2;

“Share Transfer” has the meaning given in Clause 2;

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

“Shares” means shares in the capital of the Company, as the same may be issued from time to time in accordance with the Articles and the JVA.

“Tax”, “Taxes” or “Taxation” means all forms of taxation (including, any Zakat, income taxes, capital gains tax, property taxes, real estate transaction taxes, transfer taxes, withholding taxes, VAT, social insurance contributions, duties and other taxes and governmental charges, assessments or levies of any kind), including any fines, penalties and interest imposed in relation to delayed payment or non-payment of any of the foregoing imposed or levied by any Governmental Authority in any jurisdiction;

“Tax Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official that is competent to or responsible for managing, collecting, imposing, assessing or enforcing the relevant Tax or any similar competent authority and relevant ministry under which it operates (including ZATCA);

“Transaction” means the transactions contemplated by this Agreement or any part thereof;

“VAT” means value added tax or any similar sales, purchase, service or turnover tax chargeable in accordance with the applicable Law; and

“ZATCA” means the Zakat, Tax and Customs Authority of the Kingdom.

1.2	In this Agreement, unless the context otherwise requires:

(a)	a reference to an enactment or regulation shall include a reference to any subordinate law, decree, resolution, order or the like made under the relevant enactment or regulation and is a reference to that enactment, regulation or subordinate law, decree, resolution, order or the like as from time to time amended, consolidated, modified, re-enacted or replaced;

(b)	a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality) and to such person’s successor’s and permitted assigns;

(c)	times of the day are to Saudi Arabian time;

(d)	the table of contents and headings are for convenience of reference only and shall not affect the interpretation of this Agreement;

(e)	words and terms importing the plural include the singular and vice versa;

(f)	words importing gender include all genders;

(g)	references to years, quarters, months, days and the passage of time shall be construed in accordance with the Gregorian calendar;

(h)	unless otherwise specified, references to Clauses, paragraphs, sub-paragraphs and Schedules are references to Clauses, paragraphs and sub-paragraphs of, and Schedules to, this Agreement;

(i)	unless otherwise specified, references to any document or agreement, including this Agreement, shall be deemed to include references to such document or agreement as amended, modified, supplemented or replaced from time to time in accordance with its terms and (where applicable) subject to compliance with the requirements set out herein;

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

(j)	a reference to any Party shall include its successors and permitted assigns;

(k)	other than in relation to this Clause, the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and

(l)	each of the Schedules hereto shall form an integral part of this Agreement and shall have effect as if set out herein.

2.	SALE OF SHARES

On the terms and subject to the conditions set out in this Agreement, the Seller shall sell and the Purchaser shall purchase the Sale Shares with effect from Completion, free from all Encumbrances, together with all rights attaching to the Sale Shares as at Completion (the “Share Transfer”).

3.	CONSIDERATION

3.1	The purchase price for the Sale Shares shall be the sum of twenty million Saudi Arabian Riyals (SAR 20,000,000) (the “Consideration”).

3.2	The Consideration shall be paid at Completion by the Purchaser to the Seller, by wire transfer of immediately available funds to the Bank Account.

4.	CONDITIONS

4.1	The obligation of each Party to complete the Share Transfer shall be expressly conditional on the following conditions (each, a “Condition”) having been satisfied or waived (by the Party that is or would benefit from the relevant Condition) by or prior to the Long Stop Date (as defined below):

(a)	Seller Conditions:

(i)	The Seller providing to the Purchaser, in a form reasonably satisfactory to the Purchaser, evidence of an acknowledgement issued by both the Seller and Kim Stratton (a) confirming the latter’s resignation from her position as a manager in the Company; and (b) her release of the Company from any further claims pursuant to the form of release provided to the Company prior to the date hereof;

(b)	Joint Conditions:

(i)	the Parties having produced a shareholders’ resolution to amend the Company’s articles of association reflecting the Share Transfer (the “Amended and Restated Articles”); and

(ii)	The SBC and MoC (as applicable) having approved the Amended and Restated Articles.

4.2	The Seller and the Purchaser shall (so far as lies within their respective powers), at their own cost, carry out such actions as are reasonably required in order to procure that the Conditions referred to in this Clause 4 are satisfied as soon as practicable and in any event no later than five (5) Business Days from the date of this Agreement or at such later time and date as may be agreed in writing by the Seller and the Purchaser (the “Longstop Date”).

4.3	The Seller and the Purchaser shall co-operate fully in all actions necessary to procure the satisfaction of the Joint Conditions referred to in 4.1(b).

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

4.4	If at any time the Seller or the Purchaser become aware of any event, circumstance or condition that would be reasonably likely to prevent a Condition being satisfied it shall forthwith inform the other Party.

4.5	If a Condition is not satisfied by the date and time referred to in Clause 4.1, the Purchaser and the Seller each shall have the right to terminate this Agreement with written notice to the other Party and this Agreement shall cease to have effect immediately after that date and time except for the provisions of Clauses 1, 4.5, 11, 13, 15 to 22.

5.	COMPLETION

5.1	Completion shall take place at the offices of the competent notary public in Riyadh (or at any other place as agreed in writing by the Parties) within one (1) Business Day after the last of Conditions referred to in Clause 4.1 has been satisfied (or as soon as reasonably practicable thereafter).

5.2	At Completion:

(a)	the Parties shall do or procure the carrying out of the obligation listed in paragraph 1 of Schedule 1.

(b)	the Seller shall do or procure the carrying out of all those things listed in paragraph 2 of Schedule 1; and

(c)	the Purchaser shall do or procure the carrying out of all those things listed in paragraph 3 of Schedule 1.

5.3	All documents and items delivered in connection with Completion shall be held by the recipient to the order of the person delivering them until such time as Completion takes place.

5.4	Without prejudice to any other rights and remedies the Purchaser may have, the Purchaser shall not be obligated to complete the sale and purchase of any of the Sale Shares unless the sale and purchase of all of the Sale Shares is completed simultaneously.

6.	Seller Call Option

6.1	During a period commencing six (6) months after the Completion Date and before the lapse of twenty-four (24) months thereafter, the Seller shall be entitled to exercise by written notice to the Purchaser (the “Seller Call Option Notice”), at its sole discretion, a call option (the “Seller Call Option”) in respect of a number of shares representing sixteen percent (16%) of the aggregate number of Shares outstanding at the time that the Seller Call Option is exercised (“Seller Call Option Shares”) The Seller Call Option shall be exercised in connection with all of the Seller Call Option Shares and not a portion thereof. Upon receipt of the Seller Call Option Notice, the Purchaser shall be obligated (unless the Seller revokes such notice in its sole discretion) to sell to the Seller the Seller Call Option Shares pursuant to this Clause 6.

6.2	Unless otherwise agreed in writing between the Parties, the total purchase price payable by the Seller to the Purchase for the Seller Call Option Shares pursuant to the exercise of the Seller Call Option, shall be equal to twenty per cent. (20%) multiplied by the total share capital of the Company contributed by the Parties as shareholders of the Company expressed in Saudi Riyals, at the time of the delivery of the Seller Call Option Notice (the “Call Price”).

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

6.3	The completion of the transfer of the Seller Call Option Shares by the Purchaser to the Seller shall occur ten (10) Business Days after the date of the Seller Call Option Notice, or on such other date as the Seller and the Purchaser shall mutually agree. On completion of the transfer of the Seller Call Option Shares (the “Seller Call Option Completion”), the Purchaser shall transfer (free from all Encumbrances) to the Seller, and the Seller shall purchase from the Purchaser for the Call Price, the Seller Call Option Shares.

6.4	Each Party shall enter into such documentation as the other Party may reasonably require in order to effect the Seller Call Option (to the extent not already entered into prior to such date).

6.5	Solely if, prior to the exercise of the Seller Call Option, (i) a Person who has Control of the Seller ceases to do so or a Person obtains Control of the Seller; and (ii) in connection with such change of Control, the Seller IS subject to a merger, restructuring or other similar transaction, the legal successor to the Seller shall be entitled to exercise the Seller Call Option subject to compliance with Clause 9.5 of the JVA.

7.	WAIVER under jVa

7.1	Save for the right of appointing a Board Observer (as defined in the JVA), which right shall, continue pursuant to Clause 6.2(d) of the JVA notwithstanding the Share Transfer or resignation of the Manager appointed by the Seller pursuant to Clause 4.1(a)(i), with effect from the Completion Date, the Seller hereby waives the following rights under the JVA:

(a)	its right to unilaterally and jointly (with the Purchaser) appoint, remove, and replace members in the audit committee of Company, pursuant to Clause 6.5 (a) (ii) and (iii) of the JVA;

(b)	its right to appoint, remove and replace a member in the nomination and remuneration committee of the Company, pursuant to Clause 6.6 (a) (ii) of the JVA;

(c)	its right to nominate the chief executive officer of the Company to the Purchaser and the Company’s board of managers, pursuant to Clause 6.7 (a) of the JVA; and

(d)	its right of approval of the Purchaser’s nominated chief financial officer of the Company, pursuant to Clause 6.7 (b) of the JVA.

8.	Seller WARRANTIES

8.1	The Seller warrants to the Purchaser as at the date of this Agreement that the statements set out in Schedule 2 are true and accurate.

8.2	The Seller Warranties are deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing and any reference made to the date of this Agreement in relation to any Seller Warranty shall be construed, in relation to such repetition, as a reference to the Completion Date.

8.3	Each of the Seller Warranties is separate and independent and, unless otherwise specifically provided, shall not be restricted or limited by reference to any other warranty or term of this Agreement.

9.	Purchaser Warranties

9.1	The Purchaser warrants to the Seller as at the date of this Agreement in the terms set out in Schedule 3.

9.2	The Purchaser Warranties are deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing and any reference made to the date of this Agreement in relation to any Purchaser Warranty shall be construed, in relation to such repetition, as a reference to the Completion Date.

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

9.3	Each of the Purchaser Warranties is separate and independent and, unless otherwise specifically provided, shall not be restricted or limited by reference to any other representation, warranty or term of this Agreement.

10.	Specific indemnities

10.1	With effect from the Completion Date, the Seller shall indemnify and hold harmless the Purchaser against any Losses (the calculation of which shall be proportionate to the Sale Shares) which the Company incurs at any time arising out of or in connection with any payment of Tax attributed to the Seller’s ownership in the Company or to the Transaction and made or to be made by the Company to any Tax Authority on or after the Completion Date in respect of any period on or prior to the Completion Date, including in relation to effecting Completion.

10.2	In the event that ZATCA raises any concerns or claims in respect of capital gains tax or any other potential taxes attributable to the Seller or the Seller’s shares in the Company, the Purchaser shall cause the Company to use its reasonable efforts to liaise with ZATCA to exercise all rights to obtain all benefits and tax relief to which the Seller may be entitled, arising from the Netherlands / Saudi Arabia Double Tax Treaty and the indemnification in this clause 10 shall be reduced to the extent of any such benefit or relief.

11.	TERMINATION

11.1	Without prejudice to Clause 4.5, where:

(a)	the Seller is in breach of any of its obligations under Clause 5.2(a) or 5.2(b); or

(b)	there would be, if Completion were to occur, a breach of one or more of the Seller Warranties as repeated immediately before Completion under Clause 7.2 and such breach would give rise to a Material Adverse Effect, the Purchaser may at any time at or prior to Completion (in addition to and without prejudice to any other rights and remedies it may have) serve written notice on the Seller and terminate this Agreement without liability on its part, in which case this Agreement shall cease to have effect immediately except for the provisions of Clauses 1, 4.5, 11, 13, 15 to 22.

11.2	Without prejudice to Clause 4.5, where:

(a)	the Purchaser is in breach of any of the Purchaser Warranties as given at the date of this Agreement, such breach or breaches taken together are material to the Company or the Purchaser; or

(b)	the Purchaser is in breach of any of its obligations under Clause 5.2(a) or 5.2(c),

the Seller may at any time at or prior to Completion (in addition to and without prejudice to any other rights and remedies it may have) serve written notice on the Purchaser and terminate this Agreement without liability on his part, in which case this Agreement shall cease to have effect immediately except for the provisions of Clauses 1, 4.5, 13, 15 to 22.

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

12.	announcements

12.1	Subject to paragraph 12.2 below, no public announcement or press release concerning the Business shall be made by any Party without first obtaining the prior written approval of the other Party.

12.2	Paragraph 12.1 shall not prohibit the making of any public announcement or press release required to be made by a Party in accordance with applicable Law or in accordance with the rules or bylaws of any stock exchange; provided that the Party making such announcement or press release shall, to the extent permitted, consult with the other Party concerning the timing and content of such announcement or press release prior to such announcement or press release being made, and shall give a copy thereof to the other Party at the same time as, or as soon as reasonably practicable after, the making of such announcement or press release.

13.	FURTHER ASSURANCE

Each of the Parties shall, at its own cost, from time to time on or following the date hereof, on being reasonably required to do so by the other Party, to execute any additional documents in a form satisfactory to such other Party and to do or procure that any other acts or things are done to the extent reasonably required to give full effect to this Agreement and secure to the Parties the full benefit of the rights, powers, privileges and remedies conferred upon the Parties this Agreement.

14.	ENTIRE AGREEMENT AND REMEDIES

14.1	This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and, save to the extent expressly set out in this Agreement, supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof except as specifically set out or referenced to in this Agreement and neither Party is relying on any warranties or representations of the other Party other than the warranties and representations set forth in this Agreement.

14.2	Except where this Agreement expressly provides to the contrary, the rights and remedies contained in this Agreement are cumulative, and not exclusive of any rights and remedies provided by Law.

15.	POST-COMPLETION EFFECT OF AGREEMENT

Notwithstanding Completion:

(a)	each provision of this Agreement not performed at or before Completion but which remains capable of performance;

(b)	the Seller Warranties and the Purchaser Warranties; and

(c)	all covenants, indemnities and other undertakings and assurances contained in or entered into pursuant to this Agreement,

will remain in full force and effect and, except as otherwise expressly provided, for a period of 12 months following the Completion.

16.	WAIVER AND VARIATION

16.1	No failure on the part of a Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement or any other agreement between the Parties shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement or any other such agreement or instrument preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

16.2	This Agreement may be amended, modified, supplemented or be subject to a waiver only by an agreement in writing signed by each Party.

17.	Severability

If at any time any provision of this Agreement is or becomes invalid or illegal in any respect, such provision shall be deemed to be severed from this Agreement but the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby. In such event, the Parties agree to meet at all reasonable times in good faith in order to agree within a reasonable time amendments to this Agreement to replace the provisions held to be illegal or invalid so that it shall be replaced by a provision of substantially equivalent effect which is legal, valid and enforceable.

18.	ASSIGNMENT

No Party shall, nor shall it purport to, assign, transfer, charge or otherwise deal with all or any of its rights and/or obligations under this Agreement, nor grant, declare, create or dispose of any right or interest in this Agreement in whole or in part without the prior written consent of the other Party.

19.	NOTICES

19.1	Any notice, claim, request, demand, consent, designation, direction, instruction, certificate, report, confirmation, agreement or other communication to be given hereunder shall be given in writing in the English and shall be deemed duly given on the day of delivery at the place of intended receipt when:

(a)	personally delivered;

(b)	received after mailing by certified or registered mail, postage pre-paid; or

(c)	sent by e-mail, provided the recipient replies to the sender with a confirmation of receipt,

in each case addressed to a Party at its address as indicated in Clause 18.2 or to another address of which that Party has given notice in accordance with this Clause.

19.2	Notices under this Agreement shall be sent for the attention of the person and to the address, fax number or e-mail address, as set out below:

For the Purchaser:

Name:	Pharmaceutical Investment Company

Address:	MU04 Building, AlRaidah Digital City, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia

Attention:	Dr. Ibrahim Abdulrahman I Aljuffali

E-mail address:	contact@lifera.com.sa

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

For the Seller:

Name:	Centogene N.V.

Address:	Am Strande 7, 18055, Rostock Germany

Attention:	Kim Stratton / Miguel Coego

E-mail address:	kim.stratton@centogene.com / miguel.coego@centogene.com

20.	COSTS

Each Party shall pay its own costs in connection with the negotiation, preparation, execution and performance of this Agreement.

21.	THIRD PARTIES RIGHTS

21.1	No person who is not a party to this Agreement shall have any right to enforce any term of this Agreement.

21.2	The rights of the Parties to terminate, rescind or agree to any variation, waiver or settlement under this Agreement is not subject to the consent of any person that is not a party to this Agreement.

22.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the different Parties on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

23.	Governing Law, Governing Language and Jurisdiction

23.1	This Agreement, including any non-contractual obligations arising out of or in connection with this Agreement, shall be governed by and construed in accordance with the laws of the Kingdom.

23.2	In the event of any dispute, difference, claim, controversy or question between the Parties, directly or indirectly arising at any time under, out of, in connection with or in relation to this Agreement (or the subject matter of this Agreement) or any term, condition or provision hereof, including any of the same relating to the existence, validity, interpretation, construction, performance, enforcement and termination of this Agreement (a “Dispute”), the affected Parties (the “Disputing Parties”) shall first endeavour to settle such Dispute by good faith negotiation, which shall be escalated first to the Senior Representatives, and thereafter to the respective boards of managers or directors or similar governing bodies (as may be the case) of each Disputing Party. The Parties agree, save as otherwise agreed in writing by the Disputing Parties, that such negotiations shall not exceed three (3) months from the date of the start of such negotiations.

23.3	If the Disputing Parties are unable to resolve a Dispute within the three (3) month period contemplated in paragraph (a) above, the Dispute shall be finally referred to the Saudi Centre for Commercial Arbitration (“SCCA”) for resolution in accordance with its Arbitration Rules. The arbitration shall be conducted by an arbitration tribunal consisting of three (3) arbitrators, of whom the Purchaser shall appoint one (1) arbitrator, the Seller shall appoint one (1) arbitrator, and the arbitrators so chosen by each of the Parties shall jointly nominate one (1) arbitrator. If the arbitrators appointed by the Parties do not agree on the nomination of a third arbitrator within a period of fifteen (15) Business Days, the SCCA shall appoint the third arbitrator. The arbitration shall take place in the English language and the seat shall be at the SCCA, in Riyadh, the Kingdom. Judgment for any award rendered may be entered in any court having jurisdiction or an application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be. Nothing anything in this Clause 22.3 shall preclude any Party from seeking provisional measures to secure its rights from any court having jurisdiction or where any assets of the other Party may be found. The arbitration proceedings contemplated by this Clause 22.3 and the content of any award rendered in connection with such proceeding shall be kept confidential by the Parties.

***

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

Schedule 1

COMPLETION ACTIONS

1.	JOINT OBLIGATIONS

1.1	At Completion, the Parties shall jointly attend at the offices of a competent notary public in Riyadh and execute and notarize the Amended and Restated Articles.

2.	SELLER OBLIGATIONS

2.1	At Completion, the Seller shall deliver to the notary public:

(a)	a power of attorney or other valid form of delegation under which any document to be delivered to the Purchaser (as the case may be) has been executed on behalf of the Seller; and

(b)	any other document that may be expressly requested by the notary public for the purposes of notarizing the Amended and Restated Articles.

3.	PURCHASER OBLIGATIONS

3.1	At Completion, the Purchaser shall deliver to the:

(a)	notary public:

(i)	a delegation letter under which any document to be delivered to the Seller (as the case may be) has been executed on behalf of the Purchaser; and

(ii)	any other document that may be expressly requested by the notary public for the purposes of notarizing the Amended and Restated Articles; and

(b)	Seller: an evidence of a wire transfer made to the Bank Account for the Consideration.

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

Schedule 2

SELLER WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	The Seller has all necessary power and authority to enter into and perform its respective obligations in this Agreement to which it is a party. This Agreement constitutes (when executed), assuming due authorization, execution and delivery by the other parties thereto, the legal, valid and binding obligations of the Seller.

1.2	The execution and delivery of this Agreement by the Seller and the performance of its respective obligations thereunder, will not result in a material breach of or constitute a material default under (i) any order, judgment or decree of any court or Governmental Authority by which the Seller is bound; (ii) any agreement or instrument to which the Seller is a party or by which it is bound; (iii) applicable Law; or (iv) any other authorisation or permit.

1.3	The execution and delivery by the Seller of this Agreement and the performance of its respective obligations thereunder, will not result in a breach of or constitute a default under (i) its constitutional documents (if applicable); (ii) any order, judgment or decree of any court or Government Authority by which the Seller is bound; (iii) any agreement or instrument to which the Seller is a party or by which the Seller is bound; or (iv) applicable Law.

1.4	Except as expressly provided in this Agreement, and assuming the consent of Oxford Finance LLC to the Transactions, the Seller is not and will not be required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorisation from any Governmental Authority or other person in connection with the execution and delivery of this Agreement or the performance of its obligations hereunder.

2.	INSOLVENCY

As of the date hereof and after giving effect to the Transactions, (i) the aggregate value of the Seller’s assets will exceed its liabilities (including contingent, subordinated, unmatured and unliquidated liabilities), (ii) the Seller will have sufficient cash flow to enable it to pay its debts as they become due, and (iii) the Seller will not have unreasonably small capital for the business in which it is engaged.

3.	Shares

3.1	The Sale Shares constitute sixteen per cent. (16%) of the share capital of the Company and are fully paid and free from all Encumbrances and have full voting rights and enjoy any and all rights attached to such Sale Shares.

3.2	The Seller is the sole beneficial and legal owner of the Sale Shares with full power and authority to sell and transfer beneficial and legal title of the Sale Shares to the Purchaser.

3.3	Other than the JVA, there is no shareholder agreement, voting trust, proxy or other agreement or understanding in effect in respect of the Sale Shares.

3.4	The Seller has not granted to any person any rights in respect of the Sale Shares, and no Encumbrance has been created in respect of the Sale Shares.

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

Schedule 3

PURCHASER WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	The Purchaser has all necessary power and authority to enter into and perform its obligations in this Agreement to which it is a party. This Agreement constitutes (when executed), assuming due authorization, execution and delivery by the other parties thereto, the legal, valid and binding obligations of the Purchaser.

1.2	The execution and delivery of this Agreement by the Purchaser and the performance of its obligations thereunder, will not result in a breach of or constitute a default under (i) any provision of the law of the Purchaser; (ii) any order, judgment or decree of any court or Governmental Authority by which the Purchaser is bound; (iii) any agreement or instrument to which the Purchaser is a party or by which it is bound; (iv) applicable Law; or (iv) any other authorisation or permit.

1.3	Except as expressly provided in this Agreement, the Purchaser is not and will not be required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorisation from any Governmental Authority in connection with the execution and delivery of this Agreement or the performance of its obligations hereunder.

Execution Version of the Share Purchase Agreement executed between Pharmaceutical Investment Company and Centogene

This Agreement has been entered into on the date stated at the beginning of it.

Share Purchase Agreement between Pharmaceutical Investment Company and Centogene N.V.

For and on behalf of PHARMACEUTICAL INVESTMENT COMPANY

Name: Dr. Ibrahim Abdulrahman I Aljuffali

Title: Chairman

Share Purchase Agreement between Pharmaceutical Investment Company and Centogene N.V.

For and on behalf of CENTOGENE N.V.

Name: Kim Stratton

Title: Chief Executive Officer

Name: Miguel Coego

Title: Chief Financial Officer, Legal & IT

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Share Purchase Agreement between Pharmaceutical Investment Company and Centogene N.V.